FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 3, 2005

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 3, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

Advanced Semiconductor Engineering, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1	ir@aseglobal.com
Keelung Road, Taipei, Taiwan, 110
Clare Lin, Director (US Contact)
Tel: + 886.2.8780.5489	clare.lin@aseus.com
Fax: + 886.2.2757.6121	Tel: + 1.408.986.6524
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2005 SECOND-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., August 3, 2005 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$18,819 million for the second quarter of 2005 (2Q05), down 7% year-over-year and up 1% sequentially. Net loss for the quarter totaled NT$9,094 million, down from net income of NT$2,020 million in 2Q04 and down from net loss of NT$128 million in 1Q05. Loss per share for the quarter was NT$2.31 (or US$0.368, per ADS), compared to EPS of NT$0.51 for 2Q04 and loss per share of NT$0.03 for 1Q05.

“With the support from our customers, vendors, employees and management team, we have been able to successfully implement our recovery plan to greatly reduce the impact of the fire accident on May 1st. By mobilizing our internal resources, we were able to quickly resume majority of the business impacted by the fire and maintain our strong relationships with our business partners. Although the fire loss had a significant impact on our 2Q financial result, our business momentum remains solid as we go into second half of the year. Going forward, while continuing our recovery effort and insurance claim process, we will also continue to focus on our management initiatives including streamlining our capacity planning, resource allocation, pricing strategy and technology development.”, commented Mr. Jason Chang, the Chairman.

RESULTS OF OPERATIONS

2Q05 Results

•	Net revenues amounted to NT$18,819 million, up 1% sequentially and down 7% year-over-year. The revenue contribution from IC packaging operations, testing operations, module assembly, and others was NT$12,693 million, NT$3,752 million, NT$2,283 million and NT$91 million, respectively.
•	IC packaging, testing and module assembly represent approximately 67%, 20% and 12%, respectively, of net revenues for the quarter.
•	Cost of revenues was NT$16,679 million, consistent with the prior quarter and up 5% year-over-year.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

1	August 3, 2005

Advanced Semiconductor Engineering, Inc.

	-	As a percentage of net revenues, cost of revenues was 89% in 2Q05, down from 90% in 1Q05 and up from 78% in 2Q04.
	-	Raw material costs as a percentage of net revenues increased to 34%, one percentage point higher than 1Q05 due to higher material price and decreased substrate output as a result of the fire accident in our Chungli factory.
	-	Depreciation expense totaled NT$3,456 million during the quarter, down 9% sequentially and up slightly by 1% year-over-year. We stopped recording approximately NT$339 million of depreciation expense for those assets that were impacted by the fire.(See more details in the non-operating expenses section below.) As a percentage of net revenues, depreciation expense was 18% during the quarter, down from 20% in 1Q05 and up from 17% in 2Q04.
•	Gross profit for 2Q05 was NT$2,140 million, up 14% from NT$1,883 million in 1Q05 and down 52% from NT$4,469 million in 2Q04. Gross margin was 11% for the quarter, which increased from 10% in the previous quarter and decreased from 22% in 2Q04.
•	Total operating expenses during 2Q05 were NT$2,245 million including NT$672 million in R&D and NT$1,573 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter was at 12%, up from 11% in 1Q05 and 10% in 2Q04.
•	Operating loss for 2Q05 was NT$105 million, compared to loss of NT$166 million and income of NT$2,359 million for 1Q05 and 2Q04, respectively. Operating margin was negative 0.6% in 2Q05, which improved slightly from 1Q05 but decreased from 12% in 2Q04 due to gross margin decline.
•	We recorded net non-operating expenses of NT$9,968 million in 2Q05, which increased by NT$9,626 million sequentially, and by NT$9,667 million year-over-year.
	-	The Company recorded fire loss of NT $8.7 billion. Such loss amount assumed total loss on all fire-impacted assets with net book value of NT$13.2 billion, and labor & rental cost totaling NT$151 million that were idled in May and June, netted by insurance receivable of NT$4.6 billion. The insurance receivables of NT$4.6 billion were based on certain assets with their damage amount currently assessed by the Company and adjusted for the insurance deductibles. Beyond 2Q05, the Company will continue its damage-assessment and insurance-claim process with the insurance companies and expects to further reduce the fire loss amount as the process continues. The Company stopped recording May and June’s depreciation expenses for a total of NT$339 million for the assets that were written off as a result of the fire accident.
	-	Net interest expense increase was mainly due to higher outstanding loan balances and interest rate, plus transaction cost associated with the partial buy-back of our Euro Convertible Bond.
	-	Loss on long-term investment was NT$2 million, consisting of NT$25 million investment income from minority-owned affiliates and NT$27 million of goodwill amortization related to such minority-owned affiliates. The NT$25 million investment income from minority-owned affiliates included NT$28 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$2 million of investment loss from Hung Ching Construction, NT$1 million of investment loss from Hung Ching Kwan Co., NT$1 million of investment loss from Inprocomm, Inc.’s (“IPCM”), and NT$1 million of investment income from other invested companies.
	-	The remaining non-operating expenses were primarily related to inventory provision adjustment and other miscellaneous expenses.
•		Loss before tax was NT$10,073 million for 2Q05. We recognized an income tax expense of NT$22 million during the quarter. Minority interest adjustment was NT$1,001 million.
•		In 2Q05, net loss was NT$9,094 million, compared to net loss of NT$128 million for 1Q05 and net income of NT$2,020 for 2Q04.
•		Our total shares outstanding at the end of the quarter were 3,945,235,664. Our loss per share for the second quarter of 2005 was NT$2.31, or US$0.368 per ADS, based on 3,945,235,664 weighted average number of shares outstanding during the first quarter.

LIQUIDITY AND CAPITAL RESOURCES

•	Capital expenditures in 2Q05 totaled US$48 million, of which US$24 million was for IC packaging, US$1.2 million for module assembly, US$13 million for testing and US$10 million

2	August 3, 2005

Advanced Semiconductor Engineering, Inc.

for interconnect materials.
•	EBITDA for the quarter totaled NT$2,736 million, down 64% year-over-year and down 44% sequentially. The EBITDA number has been adjusted for the fire loss number.
•	As of the end of 2Q05, we had cash on hand plus short-term investment of NT$12,542 million, which increased by NT$1,880 million from the end of 1Q05.
•	As of the end of 2Q05, we had total bank debt of NT$57,975 million, consisting of NT$6,204 million of revolving working capital loans, NT$4,461 million of current portion of long-term debt, NT$38,311 million of long-term debt and NT$8,999 million of long-term bonds payable. Total unused banking facilities were NT$24,415 million.
•	Total number of employees was 28,948 as of June 30, 2005.

BUSINESS REVIEW

IC Packaging Services

•	Revenues generated from our IC packaging operations were NT$12,693 million during the quarter, down NT$62 million or 1% sequentially and NT$60 million or 1% year-over-year. On a sequential basis, the decrease in packaging revenue was primarily due to volume decrease caused by the fire accident. ASP remained relatively stable in 2Q.
•	Revenues from advanced substrate and leadframe-based packaging accounted for 87% of total IC packaging revenues during the quarter, down slightly from 88% in 1Q05 and up from 85% in 2Q04.
•	Gross margin for our IC packaging operations was 10%, consistent with the prior quarter and down 12 percentage points year-over-year.
•	Capital expenditure for our IC packaging operations amounted to US$24 million during the quarter, of which US$10 million was for wirebonding packaging capacity, and US$14 million was for wafer bumping and flip chip packaging equipment.
•	During the quarter, 16 wirebonders were added and 493 wirebonders were damaged by the fire accident and therefore no longer in operation. As of June 30, 2005, we operated a total of 6,136 wirebonders.

Testing Services

•	Revenues generated from our testing operations were NT$3,752 million, up NT$59 million or 2% sequentially and down NT$350 million or 9% year-over-year.
•	Final testing contributed 80% to total testing revenues, up by 2 percentage points from the previous quarter. Wafer sort contributed 16% to total testing revenues, down by 1 percentage points from the previous quarter, mainly affected by the loss of our wafer probing capacity in Chungli. Engineering testing contributed 4% to total testing revenues, down by 1 percentage points from the previous quarter.
•	2Q05 gross margin for our testing operations was 16%, up by 6 percentage points sequentially and down by 13 percentage points year-over-year. The increase in gross margin was mainly due to higher utilization, lower depreciation expenses, rental expenses and labor costs.
•	Capital spending on our testing operations amounted to US$13 million during the quarter.
•	During the quarter, 41 testers were added and 109 testers were damaged by the fire accident and therefore no longer in operation. As of June 30, 2005, we operated a total of 1,350 testers.

Module Assembly Services

•	Revenues generated from our module assembly operations were NT$2,283 million, up NT$358 million or 19% sequentially, and down NT$1,096 million or 32% year-over-year mainly due to volume changes and increased ASP.
•	Camera module assembly revenue accounted for 61% of the total module assembly revenues, while RF and baseband module assembly accounted for 39%.
•	The increase in gross margin from 11% in the previous quarter to 12% in the current quarter was primarily attributed to volume increases.

3	August 3, 2005

Advanced Semiconductor Engineering, Inc.

Interconnect Materials

•	The materials output manufactured by ASE was about NT$1,238 million for the quarter, down by NT$362 million or 23% sequentially and by NT$840 million or 40% year-over-year, mainly due to the loss of capacity in Chungli. Gross margin for material was negative 10% during the quarter, which decreased from 0% in 1Q05 and 23% in 2Q04 due to a decline in production volume during the current quarter. Certain startup costs in China operations were also incurred. In 2Q05, ASE Material supplied 25% (by value) of our total PBGA substrate requirements.

Customers

•	Our five largest customers together accounted for approximately 34% of our net revenues in 2Q05, decreased slightly from 35% in 1Q05 and from 36% in 2Q04. Only one customer accounted for more than 10% of our total revenues.
•	Our top 10 customers contributed 49% of our net revenues during the quarter, decreased from 51% in 1Q05 and from 50% 2Q04.
•	Our customers that are integrated device manufacturers, or IDMs, accounted for 44% of our revenues in 2Q05, compared to 49% in 1Q05 and 52% in 2Q04.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., IBM Corporation, Freescale Semiconductor, Inc., NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.

4	August 3, 2005

Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	2Q/05	1Q/05	2Q/04
Net Revenues Revenues by End Application	18,819	18,569	20,290

Communication	38%	40%	43%
Computer	30%	31%	31%
Automotive and Consumers	28%	26%	23%
Others	4%	3%	3%
Revenues by Region
North America	56%	56%	62%
Europe	11%	10%	8%
Taiwan	13%	20%	20%
Japan	10%	11%	5%
Other Asia	10%	3%	5%

IC Packaging Services

Amounts in NT$ Millions	2Q/05	1Q/05	2Q/04
Net Revenues Revenues by End Application	12,693	12,755	12,753

Communication	28%	31%	30%
Computer	37%	38%	42%
Automotive and Consumers	30%	27%	26%
Others	5%	3%	2%
Revenues by Packaging Type
Advanced substrate &
leadframe based	87%	88%	85%
Traditional leadframe based	8%	8%	10%
Others	5%	4%	5%
Capacity
CapEx (US$ Millions) *	24	22	106
Number of Wirebonders	6,136	6,672	6,322

Testing Services

Amounts in NT$ Millions	2Q/05	1Q/05	2Q/04
Net Revenues Revenues by End Application	3,752	3,693	4,102

Communication	39%	40%	39%
Computer	21%	21%	20%
Automotive and Consumers	35%	36%	33%
Others	5%	3%	8%
Revenues by Testing Type
Final test	80%	78%	74%
Wafer sort	16%	17%	22%
Engineering test	4%	5%	4%
Capacity
CapEx (US$ Millions) *	13	12	65
Number of Testers	1,350	1,493	1,492

* Capital expenditure amounts exclude building construction cost.

5	August 3, 2005

Advanced Semiconductor Engineering, Inc.

Consolidated Summary Income Statements Data

(In NT$ millions, except per share data) (Unaudited)

	For the three months ended			For the period ended

	Jun. 30 2005	Mar. 31 2005	Jun. 30 2004	Jun. 30 2005	Jun. 30 2004
Net revenues:
IC Packaging	12,693	12,755	12,753	25,448	24,533
Testing	3,752	3,693	4,102	7,445	7,521
Module Assembly	2,283	1,925	3,379	4,208	5,344
Others	91	196	56	287	113

Total net revenues	18,819	18,569	20,290	37,388	37,511

Cost of revenues	16,679	16,686	15,821	33,365	29,273

Gross Profit	2,140	1,883	4,469	4,023	8,238

Operating expenses:
Research and development	672	671	595	1,343	1,179
Selling, general and administrative	1,573	1,378	1,515	2,951	2,887

Total operating expenses	2,245	2,049	2,110	4,294	4,066

Operating income (loss)	(105)	(166)	2,359	(271)	4,172

Net non-operating (income) expenses:
Interest expenses - net	361	294	197	655	422
Foreign exchange loss - net	0	(14)	(5)	(14)	(87)
Loss (gain) on long-term investment	2	(22)	29	(20)	64
Loss on disposal of assets	76	5	44	81	84
Goodwill impairment	-	-	-	-	-
Others	9,529	79	36	9,608	63

Total non-operating expenses	9,968	342	301	10,310	546

Income (loss) before tax	(10,073)	(508)	2,058	(10,581)	3,626

Income tax expense (benefit)	22	(146)	(567)	(124)	(840)

Net income (loss) before minority interest	(10,095)	(362)	2,625	(10,457)	4,466

Minority interest	(1,001)	(234)	605	1,235	809
Net income (loss)	(9,094)	(128)	2,020	(9,222)	3,657
Per share data:
Earnings (loss) per common share
– Basic	NT$(2.31)	NT$(0.03)	NT$0.53	NT$(2.34)	NT$0.96
– Diluted	NT$(2.31)	NT$(0.03)	NT$0.51	NT$(2.34)	NT$0.93
Earnings (loss) per pro forma equivalent
ADS
– Basic	US$(0.368)	US$(0.005)	US$0.080	US$(0.371)	US$0.144
– Diluted	US$(0.368)	US$(0.005)	US$0.074	US$(0.371)	US$0.140
Number of weighted average shares used	3,945,236	3,943,780	4,041,732	3,944,512	4,060,305
in diluted EPS calculation (in thousands)
Forex (NT$ per US$1)	31.36	31.54	33.30	31.45	33.40

6	August 3, 2005

Advanced Semiconductor Engineering, Inc.

Consolidated Summary Balance Sheet Data

(In NT$ millions) (Unaudited)

	As of Jun. 30, 2005	As of Mar. 31, 2005

Current assets:
Cash and cash equivalents	9,086	7,093
Short-term investments	3,456	3,569
Notes and accounts receivable	14,020	13,328
Inventories	7,770	9,177
Others	6,798	2,690

Total	41,130	35,857

Long-term investments	4,816	4,872
Properties – net	67,707	81,056
Other assets	11,852	11,492

Total assets	125,505	133,277

Current liabilities:
Short-term debts – revolving credit	6,204	6,607
Short-term debts – current portion of long-term debts	4,461	3,511
Notes and accounts payable	7,857	7,117
Others	8,286	7,490

Total	26,808	24,725

Long-term debts	38,311	37,323
Long-term bonds payable	8,999	9,421
Other liabilities	2,584	2,576

Total liabilities	76,702	74,045

Minority interest	7,175	8,178

Shareholders’ equity	41,628	51,054

Total liabilities & shareholders’ equity	125,505	133,277

7	August 3, 2005